SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

COMMISSION FILE NUMBER: 1-12164

WOLVERINE TUBE, INC. SAVINGS PLAN (the “Plan”)
(Full title of the Plan)

Wolverine Tube, Inc.
200 Clinton Avenue West, 10th Floor
Huntsville, Alabama 35801
(Name of issuer of the securities held pursuant to the Plan, and the address of its principal executive offices.)

Exhibit Index at Page _____

REQUIRED INFORMATION

Financial Statements and Exhibits

A)	The following statements and schedules are being filed pursuant to the Required Information for the Form 11-K:

1) Statement of Net Assets Available for Benefits—December 31, 2001 and 2000.

2) Statement of Changes in Net Assets Available for Benefits—December 31, 2001.

3) Schedule of Assets Held for Investment Purposes—December 31, 2001.

B)	The following exhibit is filed as a part of this Annual Report:

Exhibit 23.1 Consent of Independent Auditors

WOLVERINE TUBE, INC. 401(K) SAVINGS PLAN (MODIFIED CASH BASIS)
Financial Statements and Supplemental Schedule
As of December 31, 2001 and 2000 and for the year ended December 31, 2001 with Report of Independent Auditors

Wolverine Tube, Inc.
401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule
(Modified Cash Basis)

As of December 31, 2001 and 2000 and for the year ended December 31, 2001

Report of Independent Auditors

Wolverine Tube, Inc.
  401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Wolverine Tube, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) at December 31, 2001 and 2000, and the changes therein (modified cash basis) for the year ended December 31, 2001, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets held for investment purposes at December 31, 2001, is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama
June 14, 2002

Wolverine Tube, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31,

	2001	2000

Assets
Investments, at fair value	$42,716,073	$44,993,432

Net assets available for benefits	$42,716,073	$44,993,432

See accompanying notes.

Wolverine Tube, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

Year ended
December 31,
2001

Additions
Dividends and interest	$671,118
Loan interest	228,910
Contributions:
Participants	4,407,529
Company	1,648,049

Total additions	6,955,606
Deductions
Distributions	4,155,429
Net depreciation in fair value of investments	4,875,112
Administrative expenses	202,424

Total deductions	9,232,965

Net decrease	(2,277,358)
Net assets available for benefits at beginning of year	44,993,432

Net assets available for benefits at end of year	$42,716,073

See accompanying notes.

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2001

1. Description of the Plan

The following description of Wolverine Tube, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Wolverine Tube, Inc. (the Company) with eligibility based on hire date and entry available 45 days from hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 20% of annual pre-tax and after-tax compensation, as defined in the Plan. The Company contributes 75% of the first 3%, and 40% of the next 2%, of participants’ contributions except for participants employed at the Small Tube Products Co., Inc. division located in Altoona, Pennsylvania. The Company contributes 50% up to 7.5% of participants’ contributions at this location. The Plan also provides for Company discretionary matching contributions.

Upon enrollment, participants may direct employee and Company contributions to any of the Plan’s investment fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts (including allocated earnings thereon) is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans of a participant are paid ratably though payroll deductions.

Payment of Benefits

Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary. Additionally, employees of the Small Tube Products Co., Inc. division may purchase an annuity contract from an insurance company. In this case, the full value of the account will be distributed when the annuity contract is purchased from the insurance company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Administrative Expenses

Most administrative expenses of the Plan (including legal, accounting and trustee fees) are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

Investment Valuation

Except for investments in fully benefit responsive investment contracts described below, the Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Charter Guaranteed Income Fund of Connecticut General Life Insurance Company (CIGNA) are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts held by the Charter Guaranteed Income Fund approximates contract value. The average yield of the Charter Guaranteed Income Fund was approximately 5.0% in 2001. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 5.0% at December 31, 2001.

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

3. Investments

At December 31, 2001 and 2000, the Plan’s investments were held by CIGNA Retirement Services, Inc. and Prudential Mutual Fund Management, Inc., respectively.

During 2001, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Common stock	$28,018
Pooled separate accounts	(4,903,130)

$(4,875,112)

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2001	2000

Investment contracts:
Charter Guaranteed Income Fund	$14,473,181	$12,506,190
Pooled separate accounts:
Charter Large Company Stock Index Fund	—	9,298,637
Charter Large Company Stock Growth Fund	6,001,242	8,114,011
Invesco Dynamics Fund	2,293,076	3,254,282
Charter Small Company Stock Growth Fund	2,287,528	2,482,086
State Street Intermediate Bond	2,933,367	—
S&P 500 Index	7,581,842	—
Participant Loans	2,800,610	2,514,114

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Wolverine Tube, Inc. 401(k) Savings Plan
EIN: 63-0970812 Plan Number: 003

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2001

		(c) Description of
		Investment, including
	(b) Identity of Issue,	maturity date, rate of
	Borrower, Lessor, or	interest, collateral, par or
(a)	Similar Party	maturity value	(e) Current Value

	Common stock:
*	Wolverine Tube, Inc	Common stock	$682,685
	Guaranteed income account:
*	CIGNA Retirement Services, Inc	Charter Guaranteed Income Fund	14,743,181
	Pooled separate accounts:
*	CIGNA Retirement Services, Inc	State Street Intermediate Bond	2,933,367
		S&P 500 Index	7,581,842
		Mid Cap Value/Wellington	97,533
		Charter Small Company Stock
		Growth Fund	2,287,528
		Invesco Dynamics Fund	2,293,076
		Charter Large Company Stock
		Growth Fund	6,001,242
		Large Cap Value 1	610,103
		Janus Worldwide Fund	1,680,194
		CIGNA Direct Fund	449,507
		CIGNA Lifetime 30	22,342
		CIGNA Lifetime 40	530,958
		CIGNA Lifetime 50	1,897
		CIGNA Lifetime 60	8
	Participant loans	Interest rates range from 7.0% to 11.0%	2,800,610

			$42,716,073

*  Parties-in-interest

Column (d) has not been presented as all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

WOLVERINE TUBE, INC. SAVINGS PLAN

	By:	/s/ James E. Deason James E. Deason Plan Trustee

Date: June 18, 2002

FORM 11-K

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION	PAGE NO.

23.1	Consent of Independent Auditors